FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES DATA PRESENTATIONS AT
UPCOMING SCIENTIFIC MEETINGS

•	Updated safety and efficacy data from the TTI-621 intravenous trial at the 16th Annual Discovery on Target Conference
•	Updated data from the TTI-621 intralesional trial in patients with mycosis fungoides and Sézary Syndrome at the EORTC CLTF 2018 Meeting

Toronto, Sept. 12, 2018 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s TTI-621 clinical programs at two upcoming scientific conferences.

16th Annual Discovery on Target - Targeting Tumor Myeloid Cells:

Title:	Blocking the CD47 “Do Not Eat” Signal with SIRPaFc
Fusion Proteins
Presenter:	Dr. Robert Uger, Chief Scientific Officer
Date and Time:	Sept. 28, 2018, 10:45 a.m. ET
Location:	Sheraton Boston, Boston, MA

EORTC CLTF 2018 Meeting Cutaneous Lymphoma:

Title:	Intralesional Injection of the CD47-blocking Immune
Checkpoint Inhibitor TTI-621 (SIRPaFc) Induces
Antitumor Activity in Patients with Relapsed/Refractory
Mycosis Fungoides and Sézary Syndrome: Interim Results
of a Multicenter Phase 1 Trial
Presenter:	Dr. Christiane Querfeld, City of Hope Cancer Center &
Beckman Research Institute
Presentation number:	093

Session:	Oral presentation, Session 7 / Treatment and clinical
aspects
Date and Time:	Sept. 28, 2018, 5:10 p.m. – 6:10 p.m. CEST
Location:	Olma Messen Hall 9.2, St. Gallen, Switzerland

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets. For more information, please visit www.trilliumtherapeutics.com

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor and Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com